Exhibit 99.1

TD Bank Group Comments on Expected Impact of TD Ameritrade Holding Corp.'s Second Quarter Earnings

TORONTO, April 23, 2018 - TD Bank Group (the "Bank") announced today that it expects TD Ameritrade's second quarter earnings to translate into approximately CDN $131 million reported equity in net income of an investment in TD Ameritrade for fiscal 2018 second quarter, which will be reported under International Financial Reporting Standards. Excluding acquisition-related charges of approximately CDN $60 million after-tax, adjusted equity in net income of an investment in TD Ameritrade would be approximately CDN $191 million.

TD Bank Group will release its second quarter financial results and host an earnings conference call on May 24, 2018. Conference call and audio webcast details will be announced closer to that date.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had CDN$1.3 trillion in assets on January 31, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact: Alison Ford, Media Relations, alison.ford@td.com, 416-982-5401; Gillian Manning, Investor Relations, 416-308-9030.